FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

A French Société Anonyme (corporation) with capital of EUR 2,040,930,772

Registered office: 16, rue de la Ville l’Evêque - 78008 PARIS

542 062 559 R.C.S. PARIS

NOTICE OF SHAREHOLDERS’ MEETING

The shareholders of SUEZ are hereby informed that they are convened in the near future to a Combined Ordinary and Extraordinary Shareholders’ Meeting to be held on Tuesday, May 3, 2005, at 6 p.m., at the company’s registered office, 16, rue de la Ville l’Evêque, 75008 Paris and, if the quorum is not reached at such meeting, on Friday, May 13, 2005, at 2.30 p.m., at the Palais des Congrès (Grand Auditorium) 2, place de la Porte Maillot, 75017 Paris, in order to deliberate on the following agenda:

A.	Deliberating as an Ordinary General Meeting

•	Board of Directors’ report

•	Auditors’ Reports

•	Approval of the transactions and the annual financial statements for fiscal year 2004

•	Appropriation of earnings and declaration of the dividend

•	Reallocation of the special long-term capital gains reserve accounts within shareholders’ equity

•	Regulated related-party agreements

•	Approval of the consolidated financial statements for fiscal year 2004

•	Renewal of the terms of offices of three Directors

•	Appointment of one Director

•	Renewal of the appointments of a Principal Statutory Auditor and a Deputy Statutory Auditor

•	Appointment of a Deputy Statutory Auditor

•	Authorization for the Board of Directors to trade in the Company’s shares

B.	Deliberations of the Extraordinary General Meeting

•	Board of Directors’ Report

•	Statutory Auditors’ Special Report

•	Independent Expert’s Report

•	Authorization for the Board of Directors to reduce the Company’s share capital by cancelling shares

•	Authorization for the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, in favor of Spring Multiple 2005 SCA

•	Authorization for the Board of Directors to grant free shares to employees

•	Powers to carry out the shareholders’ decisions and perform the related formalities

DRAFT RESOLUTIONS

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A.	RESOLUTIONS PRESENTED TO THE ORDINARY SHAREHOLDERS’ MEETING

First resolution	-	Approval of transactions and the annual financial statements for fiscal year 2004

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Reports, approve the transactions which took place in fiscal year 2004 and the Company financial statements for the year ended December 31, 2004, as presented.

Second resolution	-	Appropriation of earnings and declaration of the dividend

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and noting net profits for the fiscal year of €1,743,540,312.88 and negative retained earnings of €2,854,530, approve the appropriation of the net sum of €1,740,685,782.88, as proposed by the Board of Directors, as follows:

€
- Statutory dividend of 5% of the par value of the 1,020,465,386 shares existing at December 31, 2004	102,046,538.60
- Additional dividend on the 1,020,465,386 shares	714,325,770.20

ð Total distribution	816,372,308.80
- Retained earnings	924,313,474.08

1,740,685,782.88

Accordingly, the Shareholders declare a net dividend for fiscal year 2004 of €0.80 per share. This entire distribution is eligible for the 50% deduction specified in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 16, 2005.

In the event that on the date the dividend is paid, the Company holds a certain number of its own shares, the sum corresponding to the dividends not paid on these shares will be allocated to the retained earnings account.

Pursuant to applicable law, the Shareholders hereby record that distributions in respect of the previous three fiscal years were as follows:

Fiscal Year	Number of shares with dividends	Breakdown of amounts €	Net dividend €	Avoir fiscal €	Total earnings €
2001	985,306,648 shares fully paid in	699.6 million	0.71	0.355	1.065
	4,817,150 shares not fully paid in	2.9 million	0.61	0.305	0.915

2002	991,856,863 shares fully paid in	704.2 million	0.71	0.355	1.065
	3,386,799 shares not fully paid in	2.1 million	0.61	0.305	0.915

2003	992,256,980 shares fully paid in	704.5 million	0.71	0.355	1.065
	3,273,914 shares not fully paid in	2.3 million	0.71	0.355	1.065

Third resolution	-	Reallocation of the special long-term capital gains reserve accounts within shareholders’ equity

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and in order for the Company to comply with legislation, approve the following three movements in accounting entries:

•	the transfer of the balance on the Special long-term capital gains reserve account of €15,671,320.91 to the “Miscellaneous reserves” account,

•	the transfer of the Special long-term capital gains reserve sub-account amounting to €96,213,475.12 from the “Additional paid-in capital” account to the same “Miscellaneous reserves” account,

•	the transfer of €2,854,530, which corresponds to the special 2.5% tax that the Company is liable to pay on it special long-term capital gains reserve accounts, from the “Miscellaneous reserves” account to the “Retained earnings” account.

Fourth resolution	-	Regulated related-party agreements

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Auditors’ Report on regulated related-party agreements falling within the scope of Articles L. 225-38 and L. 225-86 of the French Commercial Code, note the information contained in such Auditors’ Report.

Fifth resolution	-	Approval of the consolidated financial statements for fiscal year 2004

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2004 as presented.

Sixth resolution	-	Renewal of the term of office of a Director (Mr. Paul Desmarais Jr.)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Paul Desmarais Jr., as a member of the Board of Directors, for a period of four years.

Mr. Paul Desmarais Jr.’s term of office shall expire at the end of the Annual Ordinary Meeting held to approve the fiscal year 2008 financial statements.

Seventh resolution	–	Renewal of the term of office of a Director (Mr. Gérard Mestrallet)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Gérard Mestrallet as a member of the Board of Directors, for a period of four years.

The term of office of Mr. Gérard Mestrallet will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements of fiscal year 2008.

Eighth resolution	–	Renewal of the term of office of a Director (Lord Simon of Highbury)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Lord Simon of Highbury as a member of the Board of Directors, for a period of four years.

The term of office of Lord Simon of Highbury will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements of fiscal year 2008.

Ninth resolution	-	Appointment of a Director (Mr. Richard Goblet d’Alviella)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Richard Goblet d’Alviella to the Board of Directors from the end of this Shareholders’ Meeting and for a term of four years.

Mr. Richard Goblet d’Alviella’s term of office shall expire at the end of the Annual Ordinary Shareholders’ Meeting held to approve the financial statements of fiscal year 2008.

Tenth resolution – Renewal of the appointment of a Principal Statutory Auditor

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, renew the appointment of Deloitte & Associés, a French société anonyme (corporation) with share capital of €1,723,040, whose registered headquarters are located at 185 avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France, registered with the Trade and Commercial Registry of Nanterre under number 572 028 041 (RCS Nanterre), as Principal Statutory Auditor, for a period of six fiscal years.

The appointment of Deloitte & Associés will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Eleventh resolution – Renewal of appointment of a Deputy Statutory Auditor

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, renew the appointment of BEAS, a French société à responsabilité limitée (limited liability company) with share capital of €8,000, whose registered office is at 7-9 villa Houssay, 92200 Neuilly-sur-Seine, France, registered with the Trade and Companies Registry of Nanterre under number 315 172 445 (RCS Nanterre), as Deputy Statutory Auditor.

BEAS will act as the deputy statutory auditor for Deloitte & Associés and its appointment will expire at the same time as the appointment of Deloitte & Associés, that is, at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Twelfth resolution - Appointment of a Deputy Statutory Auditor

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, appoint Mr. Francis Gidoin, a member of the Compagnie Régionale des Commissaires aux Comptes de Versailles (The Regional Association of Statutory Auditors of Versailles) as Deputy Statutory Auditor.

Mr. Francis Gidoin will act as the deputy for Barbier Frinault & Autres (Ernst & Young) and his appointment will expire at the same time as the appointment of Barbier Frinault & Autres (Ernst & Young), that is, at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2006.

Thirteenth resolution - Authorization for the Board of Directors to trade in the Company’s shares

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the prospectus approved by the Autorité des marchés financiers, (the French financial markets authority), authorize the Board of Directors to purchase Company shares in accordance with the terms and conditions set forth in Article L. 225-209 of the French Commercial Code in connection with:

•	enabling an investment services provider to stabilize the share price, under a liquidity agreement, in accordance with the terms of the Code of Conduct of the AFEI (French Association of Investment Firms),

•	their subsequent cancellation as part of a reduction in share capital decided or authorized by an Extraordinary Shareholders’ Meeting,

•	granting or selling them to employees or former employees of the Group, or to implement stock option plans,

•	keeping them or subsequently using them in exchange or as payment for external growth transactions,

•	using them as coverage for issued securities which carry with them rights to shares in the Company, by means of allotment of shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or any other means, to the allotment of shares in the Company.

And, in accordance with the following terms:

•	the maximum number of shares purchased may not exceed 10% of the share capital on the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed €3.6 billion,

•	the maximum purchase price may not exceed €36 and the minimum sale price may not be less than €16. However, where it is decided to apply the possibilities offered by paragraph 3 of the aforementioned Article L. 225-209, the rules relating to the sale price shall be those set by the legislation in force.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time.

In the event of a share capital increase by capitalization of reserves and the free grant of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares as it results from the transaction.

This authorization comes into effect at the end of this Shareholders’ Meeting and is valid for a period of eighteen months as from the date hereof; it supersedes the authorization granted by the twelfth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The Shareholders confer full powers on the Board of Directors, with the possibility of delegation, to implement this authorization, enter into any agreements, perform all formalities, file returns with all appropriate bodies or entities and generally do all that is necessary in this respect.

B.	RESOLUTIONS PRESENTED TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Fourteenth resolution	-	Authorization for the Board of Directors to reduce the Company’s share capital by cancelling shares

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by cancelling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months as from the date of this Shareholders’ Meeting and supersedes that granted by the fifteenth resolution presented to the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The Shareholders confer full powers on the Board of Directors to:

•	perform such share capital reductions,

•	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,

•	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

•	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of implementation of this authorization.

Fifteenth resolution	-	Authorization for the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights, in favor of Spring Multiple 2005 SCA

NOTA BENE:

Employees, eligible to participate in one of the multiple Spring 2005 operation formulas, and employed by non-French subsidiaries of the Suez Group located in the following countries:

Germany, Argentina, Australia, Austria, Belgium, Brazil, Chile, Spain, the United States, Hong Kong, Hungary, Indonesia, Macao, Morocco, Mexico, Norway, New Caledonia, the Netherlands, Peru, Poland, French Polynesia, Portugal, the Principality of Monaco, the Czech Republic, the United Kingdom, Sweden, Switzerland and Thailand

who are Suez shareholders at the date of this Shareholders’ Meeting and who wish to attend the meeting or be represented must not take part in the vote on the fifteenth resolution if they wish later to subscribe to one of the multiple Spring 2005 operation formulas.

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, the Auditors’ Special Report and the Independent Expert’s Report:

•	authorize the Board of Directors to increase the share capital, on one or more occasions, during a period of one year commencing on the date of this Shareholders’ Meeting, up to a maximum nominal amount of €30 million by the issue of a maximum number of 15 million new shares of a €2 par value each. The final amount (the “Final Amount”) of the share capital increase shall be calculated as follows:

10 x + 9 a

where x and a, after any reductions, are as follows:

-	“x”,	total employee subscriptions to the share capital of Spring Multiple 2005 SCA.

-	“a”,	the total amount of subscriptions, in the context of the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, pursuant to the Spring Multiple 2005 formula, as described in the Board of Directors’ Report, by employees with employment contracts governed by the laws of Germany, the United States, Australia, Austria, Spain, the Netherlands, Norway, Poland, Sweden and Thailand to the share capital of Suez or by employees of any other country that is added to this list by the Board of Directors as specified at paragraph b) below.

•	decide that the total amount of subscriptions by each employee may not exceed the amount indicated above and, in the event of excess employee subscriptions, these shall be reduced in accordance with the indications specified in the Board of Directors’ Report;

•	decide to cancel the Shareholders’ preferential subscription rights and reserve subscription of all shares to be issued in favor of Spring Multiple 2005 SCA, a Luxembourg company, being a société en commandite par actions, (a limited partnership with shares), with share capital of €31,000, whose registered headquarters are located at 3, avenue Pasteur, L–2311 Luxembourg and registered with the Trade and Companies Registry of Luxembourg;

•	decide that the issue price of the new shares to be issued shall be identical to the price of shares issued in the next share capital increase reserved for employees pursuant to the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004 and shall be equal to 80% of the average listed opening price of Suez shares on the Paris Bourse during the 20 stock market sessions preceding the date of the decision of the Board of Directors or where applicable the decision of the Chairman, which sets the subscription period opening date for the share issue reserved for employees;

•	confer full powers on the Board of Directors, including the possibility of delegation of such powers, in particular to:

a.

set the date or dates and the terms and conditions of the issues of share capital which will be implemented pursuant to this authorization and, in particular, set the number of new shares to be issued in accordance with the principles and objective criteria approved above, their effective date which may even be retroactive, and the issue price in accordance with the above rules,

b.	calculate the subscription formulas which will be offered to employees in each country, in light of the constraints of applicable local laws and, as the case may be, add or subtract countries to and from the list for the purposes of calculating the values of “x” and “a”, as specified above,

c.	decide, as the case may be, that the amount of the share issue or that of each share issue, shall be limited to the amount of subscriptions received by Suez, in accordance with applicable legal and regulatory requirements,

d.	duly note the completion of the share issues up to the final amount as defined above,

e.	enter into any agreements and perform, either directly or through duly authorized representatives, all transactions and formalities,

f.	make the relevant amendments to the bylaws in respect of the share issues,

g.	offset share issue costs against the share premiums relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after such share issue,

h.	generally, do all that is necessary.

Sixteenth resolution	-	Authorization for the Board of Directors to carry out the free grant of shares to employees

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, and in accordance with the provisions of the French commercial code and in particular Articles L.225-197-1 et seq.:

•	authorize the Board of Directors to grant free shares, being both existing shares and those to be issued in the future, on one or more occasions, within a period of twenty-six months from the date of this Shareholders’ Meeting, in favor of those that they designate from among the corporate officers and employees of the Company and certain companies or economic interest groupings with whom they are related, pursuant to the conditions specified at L.225-197-2 of the above mentioned code;

•	decide that:

•	the Board of Directors will identify the beneficiaries together with the terms and, as the case may be, the criteria for the grant of the shares;

•	in the event that transactions are carried out by the Company which may affect the value of the shares making up its capital, adjustments will be made to the number of shares being granted;

•

without prejudice to the impact of the adjustments mentioned above, the total number of shares granted pursuant to this authorization may not exceed 1% of the share capital, calculated on the date of the decision by the Board of Directors, it being understood that the total number of free shares granted will be deducted from the total number of shares which can be subscribed for or purchased under the terms of the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, concerning the grant of stock options—such grant of shares being limited to 3% of the share capital of the Company, on the date of the Board of Directors’ decision;

•	the grant of shares to beneficiaries shall be definitive at the end of a minimum 2-year vesting period and the minimum holding period for these shares by the beneficiaries is set at 2 years;

•	note that this decision includes a full waiver by the Shareholders, in favor of the beneficiaries of the free grant of shares, of their rights in respect of the portion of the reserve accounts, which as applicable, will be incorporated into the share capital of the Company, in the event of an issue of new shares;

•	confer full powers on the Board of Directors, with the possibility of sub-delegation, to implement this authorization, in full compliance with the laws and regulation in force and effect.

Seventeenth resolution	-	Powers to carry out the shareholders’ decisions and perform the related formalities

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

*

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All Shareholders, regardless of the number of shares that they hold, shall be entitled to take part in the deliberations of the Shareholders’ Meeting.

However, only the following shareholders, who have previously proved their capacity as Shareholders, shall be admitted to the Shareholders’ Meeting or may be represented at such meeting:

•	in respect of registered shares: these must be registered with the Shareholders’ Meeting Department of Crédit Agricole Investor Services Corporate Trust “CA-IS CT”, in fully registered form or in administered registered form, at least one day prior to the Shareholders’ Meeting,

•	in respect of registered bearer shares: by producing proof, within the same time period, that the shares are blocked in an account held by a financial intermediary, up to the date of the Shareholders’ Meeting, to the Shareholders’ Meeting Department of CA-IS CT.

As an alternative to attending the Shareholders’ Meeting in person, Shareholders may choose between one of the three following options:

1)	send a proxy form to the Company, without stating the identity of the proxy holder,

2)	vote by mail,

3)	give a proxy to their spouse or another Shareholder.

Requests made by Shareholders for draft resolutions to be included on the agenda of the Shareholders’ Meeting, being made in accordance with the legal requirements relating to the possession, or the representation of those possessing, the necessary percentage of share capital, must be sent to the registered headquarters, by registered letter with acknowledgement of receipt requested, within 10 days from the date of publication of this notice (pursuant to Articles 128 and 130 of the Decree of March 23, 1967).

A form for voting by mail or a proxy form will be sent directly to all registered Shareholders. Those holding bearer shares may obtain this form from the Shareholders’ Meeting Department of CA-IS CT, as from the date of the notice calling the Shareholders’ Meeting, by sending a request by registered letter with acknowledgment of receipt requested. This letter of request must be received by the Shareholders’ Meeting Department, CA-IS CT, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 9, France at the latest six days prior to the Shareholders’ Meeting.

If any Shareholder that chooses to vote by mail, it will not be able to attend, or be represented at, the Shareholders’ Meeting.

The vote by mail must be returned in such a way that the Shareholders’ Meeting Department of CA-IS CT will receive it at the latest three days prior to the Shareholders’ Meeting.

In accordance with Article 136 of the Decree of March 23, 1967, as amended on May 3, 2002, any Shareholder having complied with one of the options mentioned above may nevertheless sell all or part of its shareholding during the minimum registration period for registered shares or the blocked period for bearer shares, by notifying the account keeper duly empowered by the Autorité des marchés financiers, to cancel such option or the blocking of the shares, before 3.00 p.m., Paris time, on the day before the Shareholders’ Meeting, provided that if an entrance pass has been requested or a vote by mail has been lodged or a proxy has been submitted, the account keeper duly empowered by the Autorité des marchés financiers must be given full details in this respect to enable the cancellation of the vote or the modification of the number of shares and corresponding voting rights, to be included in the vote.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 17, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary